press release

ArcelorMittal publishes convening notice for Annual General Meeting of shareholders

Luxembourg, 4 April 2016

ArcelorMittal has published a convening notice for its Annual General Meeting of shareholders, which will be held on 4 May 2016 at 2 p.m. CET at the company’s office, 24-26, Boulevard d’Avranches in Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of 20 April 2016 at midnight (24:00 hours) CET.

The convening notice, the Annual Report 2015, the voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/ under “Investors – Equity investors – Shareholders’ meetings -- General Meeting 4 May 2016” from 4 April 2016. Shareholders may obtain, free of charge, a copy of the Annual Report 2015 in English at ArcelorMittal's registered office, by calling +352 4792 3198, sending a fax to +352 26 48 19 95   or +44 20 7629 7993, or by emailing privateinvestors@arcelormittal.com